Exhibit 10.1

July 7, 2013

William Griffiths

63 S Scenic Oaks Drive

Bloomfield Hills, MI 48304

Dear Bill,

We are pleased to offer you the position of Chairman, President and Chief Executive Officer with Quanex Building Products Corporation (“Company”), effective July 9, 2013, (“Effective Date”).

Your total compensation will include the following:

1.	Base Salary. Your initial annualized base salary will be $780,000 paid bi-monthly based on the Company’s payroll policy. You will be eligible for periodic salary reviews, currently performed annually.

2.	Annual Incentive Award (AIA). You will be eligible to participate in the Company’s annual incentive program known as the AIA. The current AIA target award level for your position is 100% of your base salary, and subject to periodic review. You will be eligible for a prorated incentive award for fiscal year 2013, based on the amount of time in the position for the year, should one be earned under the program as determined solely by the Compensation and Management Development Committee.

3.	Initial Restricted Stock Grant. You will receive 75,000 shares of Restricted Stock on the Effective Date of your employment. This stock will cliff vest on your third employment anniversary date. However in the event of a change in control, as defined in the 2008 QBP Omnibus Incentive Plan, you will become fully vested in your restricted stock award of 75,000 shares.

4.	Initial Stock Option Grant. You will receive a Non-Incentive Stock Option to purchase 175,500 shares of Quanex Building Products Corporation common stock for a per-share exercise price equal to the closing prices on the Effective Date. The option grant will vest in thirds on the first, second and third employment anniversary dates. However, the option will become fully vested and exercisable in the event of a change in control, as defined in the 2008 Omnibus Incentive Plan.

i.	Long Term Incentive Awards. You will also be eligible to receive a Long Term Incentive Award in December 2013 based upon approval of the Compensation and Management Development Committee. The target award level for your position is 300% of salary, subject to periodic review by the Compensation and Management Development Committee. Currently, the Long Term Incentive Award is comprised of grants from the Omnibus Incentive Plan that include a mix of stock options, restricted stock and Performance Units. The Performance Units have historically been based on the Company achieving a certain level of Earnings per Share growth and Relative Total Shareholder Return results against our peer group over a three year period.

5.	Stock ownership. You will have 5 years from your date of hire to accumulate four (4) times your base salary in Quanex shares.

6.	Vacation. You will be entitled to four weeks of paid vacation each calendar year.

7.	Benefits. You will be eligible to participate in the Quanex Building Products Group Benefits Plan beginning on the first day of the month following 30 days of employment. It is a flexible cafeteria plan that offers a variety of benefit choices from which you can select that will best meet the needs of you and your family. Additionally, the Company provides certain benefits that are employer-paid (i.e., short-term disability, long-term disability, basic life insurance, and AD&D benefits).

8.	401(k) Plan. You will be eligible to participate in the Quanex Building Products Salaried and Nonunion Employee 401(k) Plan beginning the first day of employment. You may contribute up to a maximum of 50% of your eligible compensation up to the government mandated maximum. Under the terms of the 401(k) Savings Plan, Quanex will match $0.50 for each dollar you contribute up to a maximum of 5% of your eligible compensation. There is a five year vesting schedule on the Company match. In addition, you may elect to save on a before-tax or after-tax basis, or a combination of the two.

9.	Pension. You will be eligible for pension benefits under the Quanex Building Products Salaried and Nonunion Employee Pension Plan, a “Cash Balance Pension Plan” (the qualified plan), and the Quanex Building Products Retirement Benefit Restoration Plan (the Restoration Plan).

a.	Qualified Plan. You will be eligible for the qualified plan provided you meet the vesting requirements of the plan. The qualified plan consists of a notional account balance in your name. The account will receive an annual benefit credit of 4% based on your base pay plus bonus paid during the year. In addition to annual interest credits based on the 30 year Treasury (rate is established each August for the next year). The benefit is portable once you are vested (100% after three years of vesting service), you can take it with you if you leave.

b.	The Restoration Plan. Under the Restoration Plan, eligible participants will receive a lump sum actuarial equivalent of a monthly benefit for life payable at age 65 equal to:

•

the benefit payable to the eligible executive under the Pension Plan if the compensation taken into account under that plan were not capped at the amount required under Section 401(a)(17) of the Internal Revenue Code,

•	reduced by the benefit payable to the executive under the Pension Plan taking into account only the amount of compensation allowed under Section 401(a)(17) of the Internal Revenue Code.

The specific elements of an executive’s compensation taken into account for purposes of the Restoration Plan are the same as those items of compensation taken into account for purposes of the Pension Plan.

10.	Relocation. Quanex will reimburse you for reasonable expenses associated with your move to Houston up to $50,000. Included expenses can be travel expenses, incidental moving and closing costs. In addition Quanex will give you up to 3 months of temporary living until you are able to relocate.

11.	Change in Control. As an Officer of Quanex Building Products Corporation you will be eligible for protection under the provision of the Corporate Change in Control Agreement. A blank copy of the agreement is attached.

a.	The Change in Control Agreement provides for a “double trigger.” First a change in control of Quanex Building Products Corporation must occur. Generally a change in control would occur if an unrelated person purchased 20 percent or more of Quanex Building Products Corporation’s outstanding stock. Second, your employment must be terminated by the acquiring organization for other than cause, or you must resign for “good reason” as defined in the Change in Control Agreement.

b.	The Change in Control Agreement provides that “better of” feature with respect to benefits that exceed IRC Section 280G limits. This means that in the event change in control severance benefits exceed the IRC 280G limits (excess parachute payment greater than 2.99X your “base amount”), you will receive either the net benefits after the excise tax is calculated, or the benefits will be cut back to the point that they do not exceed the 2.99x base amount, whichever is greater.

c.	Examples of “good reason” defined in the Change in Control Agreement include: (1) when the common stock of Quanex Building Products Corporation or the entity into which Quanex Building Products Corporation is merged is no longer being actively traded on the New York Stock Exchange; and (2) the “relocation of the executive’s principal office outside the portion of the metropolitan area of the City of Houston, Texas that is located within the Highway known as ‘Beltway 8.’”

12.	Executive Severance Provision. The purpose of this provision is to establish a severance provision for you that recognizes (a) the relatively more difficult employment transition that occurs upon the termination of employment of higher paid individuals; and (b) that you, to a greater extent than other salaried employees, serve at the pleasure of the Board of Directors. Therefore, in the event that your employment is terminated by the Board of Directors for a reason other than an Event of Termination for Cause as defined in your Change in Control Agreement, you shall be entitled to the following benefits:

a.	Base Salary for Two Years. Annualized base salary as in effect immediately before the date of termination of employment, paid semi-monthly for a period of 24 months starting on the date of termination of employment.

b.	Partial AIA Bonus Payment. The AIA bonus you earned in the fiscal year in which your termination of employment occurs will be determined on a prorated basis by the Board of Directors.

c.	Continuation of Welfare Benefits. The Company, at its expense, will pay COBRA (Consolidated Omnibus Reconciliation Act) premiums for the Company’s group health plan coverage (i.e. medical, dental, vision, life, disability and any other company welfare plans in which you participate) for 18 months following the termination of your employment.

However, no benefits are payable to you under this “severance provision” if you are entitled to receive change in control benefits under your Change in Control Agreement.

In the event your termination is an “Event of Termination for Cause” as defined in your Change in Control Agreement, or for a material violation of the Company’s Code of Business Conduct and Ethics, you will not be entitled to the severance terms as set forth above.

Notwithstanding any provision herein to the contrary, payment or provision of your benefits under Paragraph 12a and 12c shall commence on the 90th day following the effective date of your termination of employment provided that you have delivered to the Company an executed and irrevocable full and complete Release of Claims against the Company, its affiliates, officers and directors in such form as is satisfactory to the Company (“Release of Claims”) on or before such 90th day. You shall forfeit any and all of the payments, reimbursement and benefits payable under this agreement if you do not provide the Company a Release of Claims on or before such 90th day. Any payments, benefits or reimbursements you would otherwise be entitled to during the such 90-day period shall be accumulated and paid in a lump sum on such 90th day if you have provided the Company the Release of Claims. Provided that you have delivered to the Company a Release of Claims as required under this paragraph, payment of the amount under Section 12b, if any, shall be made at such time as AIA bonuses are paid to executives of the Company in general but no later than March 15 of the year following the year in which your termination of employment occurs.

13.	Financial Planning. You will receive up to $10,000 per year to assist in your financial planning and tax and estate preparation.

14.	Background Check and Drug Screen. The offer is contingent upon your completing and passing a drug test to be taken at the company’s expense, as well as a successful completion of the background check.

15.	Principal Office. The Quanex Building Products Corporation offices located at 1800 West Loop South, Suite 1500 in Houston will be your principal office.

16.	Your employment may be terminated by either you or Quanex Building Products Corporation at any time upon thirty days advance, written notice. This agreement is governed by the laws of the State of Texas.

We believe that you will help provide the leadership we need to meet our long-term goals established for the Corporation. The members of the Board of Directors look forward to welcoming you in your new role.

Feel free to call me at anytime 414-520-3871

Sincerely,

Susan Davis,

Director and Chair of the Compensation and Management Development Committee,

Quanex Building Products Corporation Board of Directors

Enclosures

ACCEPTANCE OF OFFER

William C. Griffiths	Date